Exhibit 99.1

Glass House Brands Reports Record Second Quarter 2023 Financial Results

-Cash increased to $22.7 million from $16.4 million in Q1 2023, as operating cash flow reached a record $8.3 million

- Adjusted EBITDA1 was $9.5 million versus a $0.1 million loss in Q1 2023

-Revenue was $44.7 million, up 54% sequentially and 171% year-over-year

-Gross margin was 55% versus 41% in Q1 2023, and 2% in the prior year period

-Q2 Biomass production2 was up 311% year-on-year and biomass revenue increased 358% year-on-year

-Cost per Equivalent Dry Pound of Production3 was $139 per pound, down 12% versus Q2 2022

-Average selling price was $340 per pound, up 43% versus last year, and 17% versus Q1 2023

-Conference Call to be held today August 14, 2023 at 5:00 p.m. ET

LONG BEACH, CA and TORONTO, August 14, 2023 - Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for its second quarter ending June 30, 2023.

Second Quarter 2023 Highlights

(Unless otherwise stated, all results and dollar references are in U.S. dollars)

●	Net Sales of $44.7 million increased 171% from $16.5 million in Q2 2022 and up 54% sequentially from $29.0 million in Q1 2023;

●	Gross Profit was $24.4 million compared to $0.3 million in Q2 2022 and $12.0 million in Q1 2023;

●	Gross Margin was 55%, compared to 2% in Q2 2022 and 41% in Q1 2023;

●	Adjusted EBITDA[1] was $9.5 million, compared to $(9.8) million in Q2 2022 and $(0.1) million in Q1 2023;

●	Cost per Equivalent Dry Pound of Production[3] was $139 a decrease of 12% compared to the same period last year and down 29% sequentially versus Q1 2023;

●	Equivalent Dry Pound Production[2] was 103,336 pounds, up 311% year-over-year and up 115% sequentially;

●	Cash balance was $22.7 million at quarter-end, up 39% from Q1 2023 quarter end.

Management Commentary

“The second quarter of 2023 was the best in our history. We achieved record levels of operating cash flow, exceeded Q2 guidance across several operating metrics and marked our first quarter of positive adjusted EBITDA1,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House.

“In Q2 2023, we saw our biomass revenues and pounds sold more than quadruple versus the previous year. Revenues from our retail dispensaries doubled to $10 million year-over-year, due to growth from acquisitions. Consolidated gross margin surpassed 50% and cultivation cost per pound3 fell by 12% versus last year. Finally, Adjusted EBITDA1 flipped to a positive $9.5 million compared to negative $9.8 million a year ago.

“I believe that our position as a vertically-integrated California cannabis company with a competitive core competency in the cost-efficient cultivation of premium flower is the reason why we’ve been able to persevere in this difficult market environment. We value our retail and brand businesses for the revenues and market awareness they provide, and we see potential for our brands to create significant shareholder value over the long term.”

Kazan concluded, “We anticipate this momentum will continue through the remainder of 2023, and surpassing our second quarter guidance by significant margins only builds our confidence.”

Second Quarter 2023 Operational Highlights

●	Luke Scarmazzo Joins Glass House Brands as Lead Brand Ambassador for NorCal Following his Recent Release from Prison

●	Glass House Brands Closes Turlock Natural Healing Center Dispensary Acquisition

●	Glass House Brands Summary of Upcoming Events – Q1 Earnings Call, Attendance at Canaccord Global Cannabis Conference, Investor Sesh 2023

●	Glass House Brands to Hold 2nd Annual Investor Sesh on Friday, June 23rd

●	Glass House Brands Announces Voting Results Following Annual General and Special Meeting

Subsequent Events

●	Glass House Brands Announces Resignation of Board Member Hector De La Torre

●	Weldon Angelos, Criminal Justice Reform Advocate & Music Producer, Launches His First Exclusive Cannabis Brand – REEFORM

Q2 2023 Financial Results Discussion

Net revenues for Q2 2023 were $44.7 million, 171% growth versus Q2 2022 and a 54% sequential increase versus Q1 2023. This result was 12% higher than the high end of our Q2 guidance range of $38 million to $40 million.

Wholesale biomass revenue of $30.6 million increased 358% versus Q2 2022 and was up 112% sequentially versus Q1 2023. In the quarter, product sold increased 354% year-on-year to 90,174 pounds of equivalent dry weight. The increase in weight available for sale was driven by a 311% increase in production2 versus last year to 103,336 pounds as a result of incremental production from the Company’s SoCal farm.

Retail revenue in Q2 2023 of $10.1 million increased 108% year-over-year and was up 7% on a sequential basis. The year-over-year increase was primarily a result of incremental revenues from four retail locations we acquired in Q3 2022, and from three new stores – Farmacy Isla Vista which opened in mid-December last year, Farmacy Santa Ynez which opened in January, as well as NHC Turlock which opened in late April.

Wholesale CPG revenues were $4.0 million, a decrease of 20% compared to the prior year and a 24% decline sequentially. We had expected negative sequential growth in our CPG wholesale sales due to the financial difficulties of HERBL, one of the state’s largest distributors, along with the challenges facing all brands in the current California marketplace. We are currently distributing our CPG product via our co-packer who is providing distribution service to our retail accounts. For our own stores, we now sell direct and treat this as an intercompany transaction instead of booking the sale through the distributor; and this reduced Q2 CPG revenue by $1.1 million – accounting for almost the entire sequential decline in CPG sales. Without the change, CPG sales would likely have been about flat.

Consolidated gross profit was $24.4 million, or 55% of net revenues, compared to $0.3 million, or 2%, in Q2 2022 and $12.0 million, or 41% in Q1 2023. This is the highest gross margin percent ever achieved by Glass House. The two key drivers were wholesale biomass average selling price reaching $340 per pound, well above $290 per pound in the first quarter, and cost of production3 falling to $139 per pound in Q2 from $196 per pound in Q1 2023.

General and administrative expenses were $13.1 million for the quarter compared to $11.4 million in Q1 2023. The $1.7 million increase was primarily attributable to bad debt expense of $1.1 million as a result of HERBL ceasing business operations and to increased wholesale biomass taxes paid to Ventura County due to the large sequential increase in wholesale biomass revenues.

Sales and marketing expenses were $1.0 million, up 11% year-on-year and 53% sequentially. Professional fees were $2.2 million, down 18% year-on-year and up 47% from Q1 2023. The sequential increase in professional fees was due to increased legal fees related to litigation, the Turlock acquisition and expenses related to our annual shareholders meeting. Our plan all along has been to limit growth in SG&A spending as we increased revenue to improve cash flow and profitability.

Depreciation and amortization in Q2 2023 was $3.6 million, down 7% from Q1 2023.

Adjusted EBITDA1 was $9.5 million in Q2 2023, compared to adjusted EBITDA loss of $(0.1) million in Q1 2023. This was driven by top-line growth, higher gross margins, and disciplined management of operating expenses.

We generated $8.3 million of cash from operations in Q2 2023 versus cash generated from operations of $4.5 million in Q1 2023 and cash usage of $7.8 million in Q2 2022. In Q2, cash impact from net income turned positive for the first time, reaching $2.5 million from negative $4.1 million in Q1. Cash flow also benefited by $5.3 million because there was no income tax paid in the quarter.

Capital spending was $0.2 million in Q2, as there were no major spending projects in the quarter. Q1 capital spending was $1.1 million.

2023 Outlook

The Company is providing the following guidance for 2023 based on the strength of our second quarter results and current trends from the first half of 2023.

2023 Cash Flow and EBITDA

Based on our current wholesale average selling price, which we assume maintains for the balance of the year, we expect to have positive operating cash flow and positive adjusted EBITDA1 in Q3 and Q4.

Q3 2023 Outlook

We expect Q3 2023 revenue to be between $45 million and $47 million. The increase vs. Q2 2023 is being driven by projected low-to-mid single digit percent growth in wholesale biomass revenue with pricing projected to increase slightly to above the Q2 2023 average selling price of $340 per pound as a seasonally favorable increase in the percentage of flowers and smalls relative to trim offsets a seasonal dip in prices due to increased summer output from outdoor and mixed light farms. We also assume that CPG and Retail revenue will collectively be flat relative to Q2 due to the continued difficult retail environment. Production2 is expected at 100,000 to 103,000 pounds, roughly in line with Q2 levels. While the second half of the year is usually our highest in terms of production, we do not expect the typical seasonal uptick in Q3 compared to Q2 this year due to efficiency improvements in post-harvest processing that boosted Q2 production by approximately 10,000 pounds and because unusually low sunlight levels in May, June and the first half of July reduced the normal seasonal lift in biomass bulk harvests that we typically see in Q3. As a reminder, plants harvested today are the cumulative result of sunlight in the preceding 60-90 days.

We expect consolidated gross margin percent to be flat to up slightly versus Q2’s 55% as cost of production3 is projected to decline to $120 per pound, a 14% reduction from $139 per pound in Q2. Gross margin for CPG and Retail are projected to be flat to up slightly.

In addition, we expect adjusted EBITDA1 to be similar to Q2 and expect operating cash flow to be about $4 million to $6 million, which is lower than the Q2 level of $8 million.

We expect non-expansion capex to be below $1 million.

2023 Fiscal Year

We are raising our revenue guidance to $165 to $170 million4 for 2023 due to higher than projected wholesale biomass production. We are increasing our wholesale revenue projection to a range of $105 to $110 million from $100 million. Projected average selling price per pound remains at approximately $330 per pound, while we are raising our biomass production2 estimate to 350,000 to 355,000 pounds, an increase of 35,000 to 40,000 pounds over our previous guidance. We are maintaining our cost of production3 estimate at $140 per pound, with second half cost of production projected at $120 per pound or below. This is still an 8% decrease vs. the same period in 2022. This guidance represents an 84% increase for production at the mid-point of guidance and a 2% reduction in costs vs. FY 2022.

Revenue projections for our Retail and CPG businesses remain unchanged at $40 million and $20 million, respectively.

None of the above guidance includes any impact from the ongoing retrofit of Greenhouse 5, which began in early July. We expect to have plants in Greenhouse 5 by early 2024, with the first sale projected for Q2 2024. Once operational, we expect Greenhouse 5 will increase our cultivation capacity by roughly 250,000 pounds to a total of 600,000 pounds. At current pricing, Greenhouse 5 is capable of producing over $80 million of incremental revenue annually and over $30 million in incremental EBITDA1.

Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).

Unless otherwise stated, all results are in U.S. dollars.

Net Income/ (Loss)

(000’s)	Q2 2022	Q1 2023	Q2 2023
Revenues, net	$16,473	$29,022	$44,665
Cost of goods sold	$16,219	$17,066	$20,293

Gross profit	$254	$11,956	$24,372
% of Net Sales	2%	41%	55%

Expenses:
General and administrative	$10,875	$11,386	$13,054
Sales and marketing	$898	$652	$997
Professional fees	$2,670	$1,500	$2,200
Depreciation and amortization	$2,837	$3,836	$3,569
Impairment		$23,007	$1,328
Total expenses	$17,281	$40,382	$21,149
Gain (Loss) from Operations	$(17,028)	$(28,425)	$3,223
Interest Expense	$1,571	$2,080	$2,547
Other expense	$(6,139)	$5,858	$20,336
Total other expense	$(4,568)	$7,938	$22,883
Provision for income taxes	$1,733	$2,422	$5,246
Net income (Loss)	$(14,192)	$(38,785)	$(24,905)

Adjusted EBITDA

(000’s)	Q2 2022	Q1 2023	Q2 2023
Net income(loss)	$(14,192)	$(38,785)	$(24,905)
Interest	$1,571	$2,080	$2,547
Depreciation and amortization	$2,837	$3,836	$3,569
Taxes	$1,733	$2,422	$5,246
EBITDA (non-GAAP)	$(8,052)	$(30,447)	$(13,544)

Share-based Compensation Expense	$3,491	$1,631	$1,532
Stock Appreciation Rights Expense	$92	$-	$14
Loss on Equity Method Investments	$73	$2,264	$(36)
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$53	$(13)	$143
Impairment Expense	$-	$23,007	$1,328
Loss on Extinguishment of Debt	$-	$-	$-
Loss on Disposition of Subsidiary	$-	$-	$-
Non-Operational Startup Costs	$99	$-	$-
Change in Fair Value of Contingent Liabilities	$(6,314)	$3,410	$19,100
Non-Operational Notes Receivable Bad Debt Reserve	$-	$-	$-
	$-	$-	$1,000
Acquisition Related Professional Fees	$792	$-	$-
Adjusted EBITDA (non-GAAP)	$(9,766)	$(149)	$9,538

Select Balance Sheet Information

(000’s)	Q2 2022	Q1 2023	Q2 2023
Cash, Cash Equivalents and Restricted Cash	$17,451	$16,368	$22,690
Accounts receivable, net	3,652	3,681	3,589
Prepaid expenses and other current assets	5,327	4,627	4,317
Inventory	12,252	14,681	16,699
Current portion of notes receivable	6,061	1,301	-
Total Current assets	$44,744	$40,658	$47,295
Operating and finance lease right-of-use assets, net	3,610	10,562	12,212
Investments	6,869	1,982	2,018
Property, plant and equipment, net	212,648	214,473	211,134
Intangible Assets, Net and Goodwill	34,975	47,036	46,797
Deferred Tax Asset	773	1,160	1,569
Other assets	3,627	3,711	3,574
Total Assets	$307,246	$319,584	$324,599
Accounts payable and accrued liabilities	$11,918	$25,852	$28,032
Income taxes payable	7,070	9,412	14,736
Contingent earnout liability	44,056	18,059	32,714
Shares payable	2,757	8,596	8,595
Current portion of operating and finance lease liabilities	561	1,123	1,506
Current portion of notes payable	9,490	48	49
Total current liabilities	$75,852	$63,090	$85,632
Operating and finance lease liabilities, net of current portion	3,085	9,560	10,855
Other non-current liabilities	1,631	4,877	5,013
Deferred tax liabilities	-	-	-
Notes payable, net of current portion	61,886	62,887	63,632
Total Liabilities	$142,455	$140,414	$165,132
Preferred Equity Series B and C	-	58,299	59,839
APIC, Accumulated Deficit and Non-Controlling Int.	164,791	120,871	99,629
Total Shareholders’ Equity	164,791	179,170	159,468
Total Liabilities and Shareholders’ Equity	$307,246	$319,584	$324,599

Equity Table

(000’s)	Q2 23	Q1 23	Change	Comments
Total Equity and Exchangeable Shares	70,030	68,376	1,654	Plus Performance RSU’s (1.3M), Exercise of RSU’s and Convertible Notes
Total Warrants
Series C	1,000	1,000	-	Exercise price of $5.00 with an expiration date of August 2027
Series B	10,000	10,000	-	Exercise price of $5.00 with an expiration date of August 2027
Series A	2,654	2,654	-	Exercise price of $10.00 with an expiration date of June 2024
SPAC	30,665	30,665	-	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,319	44,319	-

Stock Options	1,436	1,452	(17)	Exercise Price between $2.26 and $4. 60 with expiration dates from October 2024 to October 2026

RSU’s	1,663	1,874	211	Up to 3-year vesting through 2026
Total	3,099	3,326	(227)

Share Price at Quarter End	3.30	2.75	0.55

Convertible Debentures
Series A	$11,895	$11,895	$-	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/ 15/27
Series B	$4,111	$4,111	$-	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total	$16,006	$16,006	$-
# of Shares if converted assuming share price at quarter end	$4,161	$4,410	$(249)

Select Cash Flow Information

(000’s)	Q2 2022	Q1 2023	Q2 2023
Net Income (Loss)	$(14,192)	$(38,785)	$(24,905)

Share-based compensation	$3,491	$1,631	$1,532
Depreciation and amortization	$2,837	$3,836	$3,569
Other	$(5,683)	$29,246	$22,260

Cash From Net Income (Loss)	$(13, 547)	$(4,071)	$2,456

Accounts receivable	$277	$2,053	$(924)
Prepaid expenses and other current assets	$2,428	$3,720	$310
Inventory	$(2,316)	$(2,623)	$(1,768)
Other assets	$(27)	$(48)	$(6)
Accounts payable and accrued liabilities	$3,67 1	$3,432	$2,800
Income taxes payable	$1,589	$1,862	$5,324
Other	$149	$133	$73

Working Capital Impact	$5,770	$8,529	$5,808

Operating Cash Flow	$(7,777)	$4,458	$8,265

Purchases of property and equipment	$(7,596)	$(1,090)	$(206)
Other	$(3,744)	$(45)	$(233)
Net Investing Activities	$(11, 340)	$(1,135)	$(438)

Distributions to Preferred Shareholders	$(860)	$(1,367)	$(1,376)
Other	$12,595	$269	$(129)
Net Financing Activities	$11,735	$(1,099)	$(1,505)

Cash Change	$(7,381)	$2,225	$6,322

Cash and cash equivalents, beginning of period	$24,833	$14,144	$16,368

Cash and Cash, Equivalents, End of Period	$17,451	$16,368	$22,690

Revenue

(000’s $)	Q122	Q222	Q322	Q422	Q123	Q223	FY21	FY22
Retail (B2C)	$4,858	$4,839	$6,440	$10,593	$9,373	$10,073	$21,734	$26,731
Wholesale CPG (B2B)	$3,992	$4,945	$7,862	$5,989	$5, 182	$3,954	$25,543	$22,788
Wholesale (Biomass (B2B)	$5,122	$6,689	$13,954	$15,607	$14,467	$30,639	$22,169	$41,373
Total	$13,972	$16,473	$28,257	$32,189	$29,022	$44,665	$69,447	$90,891

Sequential % Change
Retail (B2C)	-5%	0%	33%	64%	-12%	7%
Wholesale CPG (B2B)	-41%	24%	59%	-24%	-13%	-24%
Wholesale (Biomass (B2B)	-21%	31%	109%	12%	-7%	112%
Total	-24%	18%	72%	14%	-10%	54%

% change to LY
Retail (B2C)	-3%	-24%	23%	106%	93%	108%	50%	23%
Wholesale CPG (B2B)	-31%	-19%	13%	-11%	30%	-20%	93%	-11%
Wholesale (Biomass (B2B)	14%	8%	180%	140%	182%	358%	8%	87%
Total	-8%	-12%	65%	75%	108%	171%	44%	31%

Gross Profit

(000’s $)	Q122	Q222	Q322	Q422	Q123	Q223	FY21	FY22
Retail (B2C)	$2,084	$2,037	$2,651	$4,482	$4,871	$5,487	$9,419	$11,253
Wholesale CPG (B2B)	$655	$89	$1,078	$(917)	$921	$239	$5,174	$905
Wholesale (Biomass (B2B)	$(400)	$(1,872)	$5,011	$6,661	$6,165	$18,646	$1,427	$9,400
Total	$2,339	$254	$8,726	$10,219	$11,956	$24,372	$16,019	$21,538

% of Revenue
Retail (B2C)	43%	42%	41%	42%	52%	54%	43%	42%
Wholesale CPG (B2B)	16%	2%	14%	-15%	18%	6%	20%	4%
Wholesale (Biomass (B2B)	-8%	-28%	36%	43%	43%	61%	6%	23%
Total	17%	2%	31%	32%	41%	55%	23%	24%

Wholesale Biomass Production and Cost per Pound

	Q122	Q222	Q322	Q422	Q123	Q223	FY21	FY22
Equivalent Dry Pounds of Production	16,729	25,173	74,624	75,344	48,099	103,336	96,785	191,870
% change to LY	7%	9%	164%	153%	188%	311%	79%	98%
Cost per Equivalent Dry Pounds of Production	$238	$159	$134	$127	$196	$139	$189	$143
% change to LY	-2%	-18%	-25%	-24%	-18%	-12%	-14%	-24%
Ending Operational Canopy (000 sq. ft)	332	332	959	959	959	959	332	959

Wholesale Biomass Sold and Average Selling Price per Pound

	Q122	Q222	Q322	Q422	Q123	Q223	FY21	FY22
Equivalent Dry Pounds Sold	17,894	19,859	68,512	66,127	49,923	90,174	69,153	172,392
% change to LY	41%	38%	265%	184%	179%	354%	235%	149%
Equivalent Dry Pounds Sold Average Selling price	$188	$237	$204	$236	$290	$340	$233	$218
% change to LY	-29%	-30%	7%	29%	54%	43%	-58%	-6%

Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.

Conference Call

The Company will host a conference call to discuss the results today, August 14, 2023 at 5:00 p.m. Eastern Time.

Webcast:	Register Here
Dial-In Number:	1-888-664-6392
Conference ID:	96853256
Replay:	1-888-390-0541
Replay Code:	853256#

(replay available until 12:00 midnight Eastern Time Monday, August 21, 2023)

Non-GAAP Financial Measures

Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, and non-operational start-up costs.

EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.

The Company has provided a table above that provides a reconciliation of the Company’s net loss to Adjusted EBITDA for the three months ended June 30, 2023 compared to three months ended June 30, 2022 and three months ended March 31, 2023.

Footnotes and Sources:

1.	EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.

2.	Includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.

3.	Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company’s metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.

4.	The Company has provided guidance that 2023 revenues will reach $165 to $170 million. The statement assumes the following in revenues from each source: 1) Annualized wholesale biomass sales of $105 to $110 million; 2) Annualized retail revenues of $40 million; 3) Annualized wholesale CPG revenues of $20 million.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the company’s: potential to create significant shareholder value from its brands over the long-term; projection that the current momentum in its operating business will continue through the remainder of 2023; projection of producing positive cashflow and positive Adjusted EBITDA in both Q3 and Q4 2023; guidance that revenues will be $45 to $47 million in Q3 2023; projection that Q3 pricing will increase slightly to above the Q2 23 average selling price of $340 per pound as a seasonally favorable increase in the percentage of flowers and smalls relative to trim offsets a seasonal dip in prices due to increased summer output from outdoor and mixed light farms; guidance that Q3 2023 CPG and Retail revenue will collectively be flat compared to Q2 2023; projection that Q3 2023 wholesale biomass production will be 100,000 to 103,000 pounds, roughly in line with Q2 levels; guidance that Q3 consolidated gross margin percent will be flat to up slightly versus Q2’s 55% with cost of production projected to decline to $120 per pound; guidance that Q3 2023 adjusted EBITDA will be similar to Q2 2023 and that Q3 2023 operating cash flow will be about $4 to $6 million; guidance that Q3 2023 non-expansion capex will be below $1 million; guidance that fiscal year 2023 revenues will reach $165 to $170 million due to higher than initially projected wholesale biomass production; guidance that fiscal year 2023 wholesale biomass revenue will be $105 to $110 million; projection that fiscal year 2023 average selling price per pound will be $330 per pound; estimate that fiscal year 2023 biomass production will reach 350,000 to 355,000 pounds; guidance that fiscal year 2023 cost of production will be $140 per pound, with second half 2023 cost of production at $120 per pound or below; guidance that fiscal year 2023 retail revenues will be $40 million and fiscal year 2023 CPG revenues will be $20 million; projection that Glass House will have plants in Greenhouse 5 by early 2024, with the first sale from Greenhouse 5 projected for Q2 2024; ability to fund its planned retrofit of Greenhouse 5; projection that once operational, Greenhouse 5 will increase cultivation capacity by roughly 250,000 pounds to a total of 600,000 pounds; projection that at current pricing, Greenhouse 5 is capable of producing over $80 million of incremental revenue annually and over $30 million in incremental EBITDA. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company’s Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com